SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CYRAS SYSTEMS, LLC

(Name of Subject Company (Issuer))

CIENA CORPORATION

(Issuer)
and
CYRAS SYSTEMS, LLC
(Wholly-Owned Subsidiary)
(Name of Filing Persons)

4 1/2% Convertible Subordinated Notes

(Title of Class of Securities)
23281W-AA-9
(CUSIP Number of Class of Securities)

Russell B. Stevenson, Jr.

Senior Vice President, General Counsel and Secretary
CIENA Corporation
1201 Winterson Road
Linthicum, Maryland 21090
(410) 865-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Michael J. Silver

Amy Bowerman Freed
Hogan & Hartson L.L.P.
111 South Calvert Street
Suite 1600
Baltimore, MD 21202
(410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$178,413,000	$16,414.00

*	For purposes of calculating amount of filing fee only. The amount assumes that all outstanding Notes are purchased at a price of $1,189.42 per $1,000 principal amount due at maturity.
**	The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1. ☒ issuer tender offer subject to Rule 13e-4.	☐ going-private transaction subject to Rule 13e-3. ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

      This Tender Offer Statement on Schedule TO relates to the offer by CIENA Corporation, a Delaware corporation (“CIENA”) and Cyras Systems, LLC, a Delaware limited liability company and a wholly-owned subsidiary of CIENA (“Cyras”), to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2002 and the accompanying Letter of Transmittal (which together constitute the “Offer” and are filed as Exhibit (a)(1)(A) and (a)(1)(B), respectively, to this Schedule TO), all of the outstanding Cyras Systems, LLC 4 1/2% Convertible Subordinated Notes due August 15, 2005 at a price to be paid in cash of $1,189.42 per $1,000 principal due at maturity. This tender offer is being made pursuant to the Indenture, dated August 18, 2000, between Cyras Systems, Inc. and State Street Bank and Trust Company of California, N.A., as Trustee. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended.

Item 1.     Summary Term Sheet

      The information set forth in “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

Item 2.     Subject Company Information

      (a) The name of the Issuer of the Notes is Cyras Systems, LLC. Cyras, along with its parent corporation, CIENA, is offering to purchase the Notes. The address of the principal executive office of Cyras is 1201 Winterson Road, Linthicum, Maryland 21090. Its telephone number is (410) 865-8500.

      (b) This Statement on Schedule TO relates to the offer by Cyras and CIENA to purchase all outstanding Notes. The information set forth in Section 7 (“Description of Notes and Related Matter”) of the Offer to Purchase is incorporated herein by reference.

      (c) The Notes are eligible for trading on the PORTAL Market.

Item 3.	Identity and Background of Filing Person

      CIENA Corporation is one of the filing persons. The following table names each person specified in Instruction C to Schedule TO with respect to CIENA. Each filing person’s business address is 1201 Winterson Road, Linthicum, Maryland 21090, and each filing person’s business telephone number is (410) 865-8500.

Name	Position

Patrick H. Nettles, Ph.D.	Executive Chairman of the Board of Directors
Gary B. Smith	Chief Executive Officer, President and Director
Stephen B. Alexander	Senior Vice President, Chief Technology Officer
Steve W. Chaddick	Senior Vice President, Systems and Technology and Chief Strategy Officer
Joseph R. Chinnici	Senior Vice President, Finance and Chief Financial Officer
Michael O. McCarthy, III	Senior Vice President, Worldwide Sales and Support
Russell B. Stevenson, Jr.	Senior Vice President, General Counsel and Secretary
Andrew C. Petrik	Vice President, Controller and Treasurer
Stephen P. Bradley, Ph.D.	Director
Harvey B. Cash	Director
Don H. Davis, Jr.	Director
John R. Dillon	Director

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Name	Position

Lawton W. Fitt	Director
Judith M. O’Brien	Director
Gerald H. Taylor	Director

      Cyras is also a filing person. The information set forth in Item 2 above regarding Cyras is herein incorporated by reference. The following table names each person specified in Instruction C to Schedule TO with respect to Cyras. Each filing person’s business address is 1201 Winterson Road, Linthicum, Maryland, and each filing person’s business telephone number is (410) 865-8500.

Name	Position

Gary B. Smith	President and Chief Executive Officer
Joseph R. Chinnici	Senior Vice President, Finance and Chief Financial Officer
Russell B. Stevenson, Jr.	Senior Vice President, General Counsel and Secretary
Andrew C. Petrik	Vice President, Treasurer and Controller

      In addition, CIENA is the sole member of Cyras.

Item 4.     Terms of the Transaction

      (a) The information set forth in Section 1 (“Introduction”), Section 2 (“Terms of the Offer”), Section 4 (“Purpose of the Offer”), Section 8 (“Acceptance of Notes for Payment”), Section 9 (“Expiration, Extension, Amendment or Termination of the Offer”), Section 10 (“Procedures for Tendering Notes”), Section 11 (“Withdrawal of Tenders”), Section 15 (“Legal Matters; Regulatory Approvals”), and Section 16 (“Material Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth in Section 14 (“Interests of Directors and Officers”) of the Offer to Purchase is incorporated herein by references.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

      The information set forth in Section 7 (“Description of Notes and Related Matters”) of the Offer to Purchase is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

      (a) The information set forth in Section 4 (“Purpose of the Offer”) of the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth in Section 8 (“Acceptance of Notes for Payment”) of the Offer to Purchase is incorporated herein by reference.

      (c) The information set forth in Section 4 (“Purpose of the Offer”) of the Offer to Purchase is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

      (a) The information set forth in Section 12 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

      (b) The information set forth in Section 5 (“Conditions of the Offer”) of the Offer to Purchase is incorporated herein by reference.

      (d) Not applicable.

Item 8.	Interest in the Securities of the Subject Company

      (a) Not applicable.

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Item 9.	Persons/ Assets, Retained, Employed, Compensated or Used

      (a) Not applicable.

Item 10.     Financial Statements

      (a) The information set forth in Section 13 (“Information Concerning CIENA and Cyras”), Section 18 (“Additional Information”) of the Offer to Purchase and on pages 32-56 of CIENA’s Annual Report on Form 10-K for its fiscal year ended October 31, 2001, pages 3-9 of CIENA’s Quarterly Report on Form 10-Q for its fiscal quarter ended January 31, 2002 and pages 7-14 and 73-80 of CIENA’s Registration Statement on Form S-4 filed on March 20, 2002 is incorporated herein by reference.

Item 11.     Additional Information

      (a) The information set forth in Section 14 (“Interests of Directors and Officers”) and Section 15 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference. To the knowledge of CIENA and Cyras, no material legal proceedings relating to the tender offer are pending.

      (b) Not applicable.

Item 12.     Exhibits

(a)(1)(A)	Form of Offer to Purchase, dated April 1, 2002.
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2-4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by CIENA Corporation, April 1, 2002.
(a)(5)(B)	Form of Letter to Noteholders of Cyras Systems, LLC, dated April 1, 2002, from Gary B. Smith, President and Chief Executive Officer of CIENA Corporation.
(b)	None.
(d)	None.
(g)	None.
(h)	None.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 1, 2002	CIENA CORPORATION

By:	/s/ RUSSELL B. STEVENSON, JR.

Name: Russell B. Stevenson, Jr.

Title:	Senior Vice President, General Counsel and Secretary

Dated: April 1, 2002	CYRAS SYSTEMS, LLC

By:	/s/ RUSSELL B. STEVENSON, JR.

Name: Russell B. Stevenson, Jr.

Title:	Senior Vice President, General Counsel and Secretary

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EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Form of Offer to Purchase, dated April 1, 2002.
(a)(1)(B)	Form of Letter of Transmittal (including Certification of Taxpayer Identification Number on IRS Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Substitute Form W-9).
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(2-4)	Not applicable.
(a)(5)(A)	Text of Press Release issued by CIENA Corporation, April 1, 2002.
(a)(5)(B)	Form of Letter to Noteholders of Cyras Systems, LLC, dated April 1, 2002, from Gary B. Smith, President and Chief Executive Officer of CIENA Corporation.
(b)	None.
(d)	None.
(g)	None.
(h)	None.